Exhibit 10.1

Federal Express Delivery

August 30, 2005

Necip Sayiner

1216 Highland Drive

Orefield, PA 18069

Dear Necip:

Offer

Based on your qualifications and our interviews, we are pleased to offer you the position of President and Chief Executive Officer of Silicon Laboratories Inc. (the “Company”), reporting to its board of directors.  You will be paid a bi-weekly base salary of $15,692.31 (“Base Salary”), and you will be eligible to participate in the Company’s 2006 Bonus Plan, with an annual target payout of $475,000 (the “Bonus”).  The criteria for earning a Bonus will be set by the Compensation Committee in accordance with the 2006 Bonus Plan.  All payments of Base Salary and Bonus will be made less all applicable deductions and authorized withholdings in accordance with the Company’s standard payroll practices.

Option Grant

You will be granted a nonstatutory stock option (the “Option”) to purchase 500,000 shares of Silicon Laboratories Inc. Common Stock (the “Option Shares”).  The Option will have an exercise price per share equal to the closing price as reported on the Nasdaq National Market on your start date.  The Option Shares will be subject to a five-year vesting schedule such that twenty percent of the Option Shares will vest on the first anniversary of your start date and the remaining Option Shares will vest monthly at a rate of 8,333 option shares per month thereafter, contingent upon your continued service as an employee, consultant or director of the Company, in each case, through such anniversary and the last day of each such month.  The Option will be subject to the terms and conditions of the attached Notice of Grant of Stock Option, Stock Option Agreement, Addendum to Stock Option Agreement and 2000 Stock Incentive Plan.

Restricted Stock Units

You will also be granted an award of 150,000 Restricted Stock Units (the “Award”).  The Award will vest in five annual installments at the rate of 20% of the Restricted Stock Units on each anniversary of your start date, contingent upon your continued service as an employee, consultant or director of the Company through each such date.  The Award will be subject to the terms and conditions of the attached Notice of Grant of Restricted Stock Units, Restricted Stock Units Agreement, Addendum to Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement and the 2000 Stock Incentive Plan.

Indemnification and Director’s and Officer’s Insurance

The Company and you will enter into an Indemnification Agreement substantially in the form attached.  Promptly upon commencement of your employment, the Company will submit to its insurers all necessary information to provide you coverage under its Directors and Officers Insurance, which coverage will be effective as of your start date.

Severance

In the event of your Involuntary Termination for any reason other than Misconduct, you will be eligible to receive a gross payment equal to your annual Base Salary plus a bonus payment (calculated by doubling the actual bonus amount earned by you under the then applicable Company Bonus Plan for the last two full fiscal quarters prior to your Involuntary Termination) (such Base Salary and bonus are collectively referred to herein as the “Severance Payment”), contingent upon your execution of an agreement in a form satisfactory to the Company containing a full general release of any and all potential claims against the Company and its affiliates and agents (generally in a substantially similar form as the attached).  Such Severance Payment shall be made less all applicable deductions and authorized withholdings and be paid in a lump sum within 30 days after the effective date of the release agreement.  In addition and similarly contingent upon execution of an appropriate release, for the time during which you are unemployed or not eligible for health insurance benefits from a new employer immediately following such Involuntary Termination for any reason other than Misconduct, but not to exceed one year following the “qualifying event” date as determined under COBRA, the Company will pay on your behalf the premium you would be required to pay to maintain COBRA coverage for you and your dependents.  In the event of your Misconduct, you shall repay any Severance Payment and COBRA coverage payments previously paid to you.

For purposes of this Agreement, an “Involuntary Termination” shall mean the involuntary termination of your employment by the Company or your voluntary resignation following (A) a change in your position with the Company (or parent or subsidiary employing you) which materially reduces your level of authority or responsibility, (B) a reduction in your level of cash compensation (including base salary and target bonus under any performance based bonus or incentive programs) by more than 15% unless pursuant to a reduction that is also applied to substantially all other executive officers of the Company, (C) a relocation of your place of employment by more than 50 miles, provided and only if such change, reduction or relocation is effected by the Company without your consent, or (D) a material breach by the Company of the terms of this letter.

For purposes of this Agreement, the term “Misconduct” shall mean (a) your commission of any act of fraud, embezzlement or dishonesty in any way related to your employment with the Company or that, in the reasonable opinion of the Board, adversely affects the Company’s prospects or reputation or your ability to perform your obligations or duties to the Company or any of its subsidiaries, (b) your unauthorized use or disclosure of confidential information or trade secrets of the Company (or any Parent or Subsidiary), (c) your indictment with respect to any crime that could, in the reasonable opinion of the Board, adversely affect the Company’s prospects or reputation or your ability to perform your obligations or duties to the Company or any of its subsidiaries, including without limitation any charges of securities fraud, insider trading, or money laundering, (d) any conviction of, or plea of guilty or no contest to, a felony, during your employment with the Company or with respect to an act occurring during your employment with the Company, (e) any intentional wrongdoing on your part, whether by omission or commission, which adversely affects the business or affairs of the Company (or any parent or subsidiary) in a material manner, or (f) any breach by you of any agreement between you and the Company, including this agreement or the New-Hire Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreements.

For purposes of this Agreement, a “Voluntary Termination” shall mean a voluntary termination that is not an Involuntary Termination.

The foregoing definitions of “Involuntary Termination” and “Misconduct” shall control over conflicting definitions for the same terms in the Notice of Grant of Stock Option, Stock Option Agreement, Addendum to Stock Option Agreement, Notice of Grant of Restricted Stock Units, Restricted Stock Units Agreement, Addendum to Notice of Grant of Restricted Stock Units and Restricted Stock Units Agreement, and 2000 Stock Incentive Plan.

The foregoing definitions shall not affect the Company’s right to terminate your employment at any time or for any reason.

Reporting Bonus

On your first day of employment with the Company, the Company will pay you a gross lump sum of $300,000 (the “Reporting Bonus”) less all applicable deductions and authorized withholdings.  You shall repay the Reporting Bonus to the Company in the case of a Voluntary Termination of your employment with the Company within one year from your start date.

Relocation

The Company will reimburse you according to our relocation policy for costs associated with your move to Austin.  The relocation policy covers the cost of moving your household goods and the expense of you and your family traveling to the new location.  The Company will provide you with temporary housing upon your arrival in Austin and up until you and your immediate family move to Austin.  You will also receive reimbursement for travel back and forth between Austin, Texas and Allentown, Pennsylvania until you and your immediate family move to Austin. Additionally, you will receive a reimbursement for certain real estate costs associated with selling your home in Pennsylvania and with purchasing a home in Texas.  Typical costs eligible for reimbursement would include sales commissions to broker customary in the local market, survey fees, title search, one-time title insurance policy issuance, mortgage company one-time fees, and filing fees. A copy of the moving and relocation policy is enclosed.  To the extent the moving and relocation costs, the temporary housing and the travel back and forth between Austin and Allentown are taxable, the Company will “gross up” the taxable costs in a manner that will effectively pay all the applicable income and employment taxes on your behalf caused by reimbursement of such costs and payment of such taxes.  You shall repay the Company for all such moving and relocation expenses and the gross up payments above in the case of a Voluntary Termination of your employment with the Company within one year from your start date.

Benefits

The Company offers a competitive benefits/compensation package including Medical Insurance, Dental Insurance, Vision Care, Short Term Disability, Long Term Disability Life Insurance, and the 125 Cafeteria Plan for Medical and Dependent Care Reimbursements.  You will be eligible to participate in the Company’s 401(k) Plan.  The Company will match employee 401(k)

contributions dollar-for-dollar to a maximum of $1,500 annually. You may also enroll in the Company’s employee stock purchase plan on the enrollment date following your start date.  You will receive two weeks of paid vacation and 13 paid holidays per year. Vacation will increase to 3 weeks beginning in year 4 of service and 4 weeks in year 6.  More information about these benefits can be found in the enclosures accompanying this letter.

Board of Directors

It is anticipated that you will become a member of the Company’s Board of Directors promptly following the commencement of your employment.

Upon termination of your employment for any reason, you will be deemed to have automatically and voluntarily resigned from the Company’s board of directors and from any and all positions with any entities related to the Company, including affiliate, parent or subsidiary corporations.  You further agree to assist the Company with respect to such resignations by executing any and all documents necessary to carry out such resignations.

Additional Conditions

•                  As a condition of employment, you must sign the New-Hire Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreements on your start date.  A copy is enclosed for your review.

•                  As a condition of employment, you must complete the enclosed Application for Employment and return it as indicated herein.

•                  All offers of employment are contingent upon your ability to provide proof of eligibility to work in the United States in advance of your start date.  Please read and complete the enclosed Employment Eligibility Form.

This sets forth the entire agreement among the parties regarding the terms of your employment.  The terms of your employment may not be amended other than pursuant to a written agreement between you and the Company that has been approved by the Board of Directors.

This offer will expire on Tuesday, August 30, 2005.

Your start date is expected to be Wednesday, September 14, 2005.

Sincerely,

/s/ Navdeep S. Sooch

Navdeep S. Sooch
Chairman of the Board

Agreed:

/s/ Necip Sayiner	August 30, 2005
Necip Sayiner	Date:

dc:   Enclosures

cc:    Russ Brennan